  EXHIBIT 99.1

Intellipharmaceutics Provides Update on FDA Advisory Committees Meeting for Rexista™ (oxycodone hydrochloride extended release), an Abuse-Deterrent Opioid Analgesic for the Treatment of Moderate to Severe Pain

TORONTO, July XX, 2017 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:IPCI) ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee of the U.S. Food and Drug Administration ("FDA") voted 22 to 1 in finding that the Company’s New Drug Application (“NDA”) for Rexista™ abuse-deterrent oxycodone hydrochloride extended release tablets should not be approved at this time. The committees also voted 19 to 4 that the Company has not demonstrated that Rexista™ has properties that can be expected to deter abuse by the intravenous route of administration, and 23 to 0 that there are not sufficient data for Rexista™ to support inclusion of language regarding abuse-deterrent properties in the product label for the intravenous route of administration.

The committees expressed a desire to review the additional safety and efficacy data for RexistaTM that may be obtained from human abuse potential studies for the oral and intranasal routes of administration. Accordingly, the Company intends to conduct Category 3 abuse potential studies to provide the data the Company believes necessary to support abuse-deterrent properties of RexistaTM for the oral and intranasal routes, which are required for abuse-deterrent labeling claims for such routes. The Company has an FDA approved protocol for a human abuse potential study for the intranasal route of abuse, which it plans on commencing in the coming weeks.

RexistaTM is indicated for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate.  The FDA is not bound by the advisory committees’ recommendation, but will consider their guidance as it continues its review of RexistaTM.  The FDA set a Prescription Drug User Fee Act (PDUFA) goal date of September 25, 2017 for completion of its review of our RexistaTM NDA candidate.

The CEO of Intellipharmaceutics, Dr. Isa Odidi, said, "While we are disappointed with the Committees’ overall vote, we will endeavor to remedy the concerns raised by completing the necessary human abuse potential studies in relation to the intranasal and oral routes of abuse.  We will continue to work with the FDA in progressing this file over the next few weeks as we approach the September 25, 2017 PDUFA date.”

There can be no assurance that we will not be required to conduct further studies for RexistaTM, that the FDA will approve any of the Company’s requested abuse-deterrent label claims or that the FDA will ultimately approve the NDA for the sale of RexistaTM in the U.S. market, or that it will ever be successfully commercialized.

More About RexistaTM

Our RexistaTM (abuse deterrent oxycodone hydrochloride extended release tablets) NDA product candidate is intended as an abuse and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. The RexistaTM long-acting formulation of oxycodone is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation, and is designed to make the product unlikable and discourage or make it more difficult to manipulate for the purpose of abuse or misuse.  It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting. Our RexistaTM formulation is difficult to abuse through the application of heat or an open flame, making it difficult to inhale the active ingredient from burning.  If approved, RexistaTM may be the only abuse-deterrent oxycodone product with properties that may provide early warning of drug abuse if the product is manipulated or abused.  The formulation contains a blue dye that is emitted once the tablet is tampered with or crushed, and may act as a deterrent to a user who attempts to abuse it orally or via the intra-nasal route.  The Company previously announced the results of a food effect study which showed that RexistaTM can be administered with or without a meal (i.e., no food effect), providing another point of differentiation from currently marketed oral oxycodone extended release products.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including Abbreviated New Drug Applications (“ANDAs”) filed with the FDA (and one Abbreviated New Drug Submission filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has NDA 505(b)(2) specialty drug product candidates in its development pipeline. These include Rexista™, an abuse deterrent oxycodone based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules). Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its research and development emphasis towards new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista™ and Regabatin™. The 505(b)(2) pathway (which relies in part upon the approving agency's findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

Cautionary Statement Regarding Forward-Looking Information

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numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, changes in U.S. federal income tax laws currently being considered, including, but not limited to, the U.S. changing the method by which foreign income is taxed and resulting changes to the passive foreign investment company laws and regulations which may impact our shareholders, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers’ facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays, or changes in the FDA approval process or test criteria for ANDAs and NDAs challenges in securing final FDA approval for our product candidates, including RexistaTM in particular, if a patent infringement suit is filed against us, with respect to any particular product candidates (such as in the case of RexistaTM), which could delay the FDA’s final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to us and our business can be found in the “Risk Factors” section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to “we,” “us,” “our,” “Intellipharmaceutics,” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries.

Company Contact: Intellipharmaceutics International Inc. Domenic Della Penna Chief Financial Officer 416-798-3001 ext. 106 investors@intellipharmaceutics.com
Investor Contact: ProActive Capital Kirin Smith 646-863-6519 ksmith@proactivecapital.com